UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2010

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated July 26, 2010 of Global Ship Lease, Inc. (the “Company”) announcing the mandatory separate trading of the common shares and warrants underlying the units of the Company, commencing on August 2, 2010. The warrants of the Company are due to expire on August 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: July 26, 2010	By:	/s/ Ian J. Webber

Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Announces Separate Trading of Common Stock and Warrants Underlying Units

LONDON, ENGLAND—July 26, 2010—Global Ship Lease, Inc. (NYSE:GSL) (NYSE:GSL.U) (NYSE:GSL.WS), a containership charter owner, announced today that beginning on August 2, 2010, the common shares and warrants underlying the units of Global Ship Lease, Inc. will commence mandatory separate trading. Upon separation, the common shares will continue to trade on the New York Stock Exchange under the symbol GSL, and the warrants will continue to trade under the symbol GSL.WS. The warrants are due to expire on August 24, 2010.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,297 TEU with a weighted average age at June 30, 2010 of 6.3 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 8.6 years. Global Ship Lease has contracts in place to purchase two 4,250 TEU newbuildings from German interests for approximately $77 million each that are scheduled to be delivered in the fourth quarter of 2010 and has agreements to charter out these newbuildings to Zim Integrated Shipping Services Limited for seven or eight years at charterer’s option.